EXECUTION VERSION

BINDING TERM SHEET FOR THE ACQUISITION OF GALVANEYES, LLC
August 23, 2024

The following is a summary of the material terms of the sale (the “Company Sale”) of GalvanEyes, LLC, a Florida limited liability company (“Company”), to Gentex Corporation, a Michigan corporation (“Purchaser”). This summary of terms constitutes a legally binding obligation of the parties, and the Company, Purchaser and the Key Seller (defined below) will use their best efforts to enter into a definitive agreement to effectuate the Company Sale within 45 days of signing this term sheet.

Transaction Summary:
Purchaser shall purchase, and the Company and Beat Kähli (the “Key Seller”) shall sell or cause to be sold, all of the outstanding equity interests in the Company for the consideration listed below.

Consideration:
The consideration paid by Purchaser to the Key Seller and each other equity holder of the Company (together, the “Sellers”) for 100% of the Company’s equity shall be in the form of a 10-year earn-out, starting upon closing of the Company Sale (the “Closing”), equal to 50% of BioCenturion LLC’s (the “JV Entity”) profits received by the Company (as a wholly-owned subsidiary of Purchaser following the Closing) in the form of distributions; provided that (i) the total amount of all earnout payments made to the Sellers over the 10-year term shall be capped at $8,000,000 in the aggregate and (ii) if Sellers, together, receive $8,000,000 in the aggregate within the 10-year term, then following such time, Purchaser shall continue to pay 3% of the JV Entity’s profits received by the Company in the form of distributions following Closing until the earlier of (A) Sellers, together, receiving a total of $15,000,000 (including the original $8,000,000) and (B) the 15th anniversary of the Closing.

Closing Conditions:
The Company Sale will be subject to standard closing conditions, including the consents of BioCenturion, LLC and Eyelock LLC, each of which agree to provide at the Closing.

Closing:
The parties will use best efforts to execute definitive documents within 45 days from the signing of this term sheet, and continue using best efforts to execute definitive documents until the Closing has occurred.

Due Diligence:
The Company and the Key Seller each agrees to cooperate fully with Purchaser in facilitating a business, financial and legal due diligence review of the Company.

Transaction Documents:
Company counsel will prepare initial drafts of the definitive agreement, but Purchaser shall have separate counsel and understands that the Company’s counsel is only representing the Company. The definitive agreement will contain basic terms and conditions as set forth herein and will contain other provisions generally in line with the NVCA model legal documents for the sale of a company.

Confidentiality:
The Company, Key Seller and Purchaser agree to work together exclusively, in good faith and with best efforts to expeditiously cause the Closing to occur. Neither the Company, Key Seller or Purchaser will disclose the terms of this term sheet to any person other than its officers, members, Board of Directors and their accountants and attorneys (as applicable) without the written consent of the other parties hereto except as required by law or judicial or like process.

[Signature Page Follows.]

EXECUTION VERSION

The parties below have caused this term sheet to be duly executed and delivered as of the date first written above.

GALVANEYES, LLC BEAT KÄHLI

By:
Name: Title:

GENTEX CORPORATION

By:
Name: Scott Ryan
Title: Vice President, General Counsel

AGREED AND CONSENTED TO BY:

BIOCENTURION, LLC

By:
Name: Title:

EYELOCK LLC

By:
Name:
Title:

[Binding Term Sheet – Sale of GalvanEyes, LLC]